EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

March 1, 2018

To:
Israel Securities Authority
Tel Aviv Stock Exchange Ltd.

Re: Standard & Poor’s Maalot places Bezeq ilAA rating on CreditWatch with Negative Implications

The Company announced that the Company received notice from Standard & Poor’s Maalot that it has placed the credit ratings of Bezeq (ilAA) and its wholly-owned subsidiaries, Pelephone Communications Ltd. and DBS Satellite Services (1998) Ltd, on CreditWatch with negative implications, following the Israeli Securities Authority’s investigation, officers’ arrests, B Communications’ request to appoint new directors in the Company and the negotiations with the Saidoff Group.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.